Filed by: SUEZ
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: October 10, 2006

On October 6, 2006, Suez issued the following press release.

Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements
 This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its updates filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2005 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

PRESS RELEASE

SUEZ and Electrabel, made undertakings,
in the perspective of the merger SUEZ - Gaz de France

When the project of the merger between Suez and Gaz de France was announced and presented to the Belgian government on 9 March this year, the latter expressed its favourable opinion on the project. The government reaffirmed its commitment to improve the functioning of the Belgian power generation market. In this framework, the Belgian government also expressed a wish to see additional measures added to the agreement made in autumn 2005 (the “Pax Electrica” agreement).

The government's aim is to have an increase in the number of generators, so as to have at least two others in addition to the Group.

In this framework, SUEZ and Electrabel, made the following undertakings, in the perspective of the merger SUEZ - Gaz de France:

  The Group agrees to conclude with SPE an agreement to increase the share of SPE in the output of Doel 3 & 4 and Tihange 2 & 3 by 250 MW, under the terms of the existing joint ownership agreement between Electrabel and SPE. The Group also agrees to make a long-term sales contracts with SPE for 285 MW. These agreements will be made under economical conditions that are overall competitive and balanced. In addition, SPE’s share of 100 MW in the output of Chooz B will be swapped for 100 MW from Doel 3 & 4 and Tihange 2 & 3; By doing so, the Group's nuclear capacity in France will amount to 1200 MW.

  In coherence with the commitment of the Group and in the framework of the government's objectives, the Group will continue to examine the possibility of swapping assets with other operators, on the basis of a balanced, negotiated deal during the 1st semester of 2007. This perspective fits in the Group’s strategy, and will help to accelerate its expansion in Europe, without compromising its total generating capacity – 58 000 MW today –, and its profitability in the longer term.

  Following what can be observed on other European markets, the Group commits itself not to increase power prices to Belgian residential customers, unless exceptional circumstances, for the period needed for the realization of the above mentioned measures. The Group will contribute to the security of supply of the country by means of an investment plan. Furthermore, the Group will develop long term contract proposals for big industrial customers.

  Following the intervention of the government in the recent evolution of the energy costs for households, the Group confirms its former agreement in principle to make a one-off contribution of € 100 million.

  The government confirms the importance of having a stable relationship with the sector via appropriate consultation mechanisms and therefore to guarantee general stability of the regulatory framework applying to the Group.

  Measures will be examined which will give the Belgian state reinforced control over the nuclear provisions and with priority for them being assigned to investments in Belgium, without questioning the existing regime concerning rights and obligations of the nuclear operator. A legal structure will be put in place, associating the Belgian State and Synatom, in order to take over the current role of the ‘Comité de suivi’.

After the signature of the agreement, Gérard Mestrallet, SUEZ Chairman and CEO , and Jean-Pierre Hansen, CEO of Electrabel have declared: “Historically, the organisation of the electricity sector in Belgium is based on collaboration between authorities – federal, regional and municipal – and our Group, and this model of private/public partnership has proven to be efficient. More general, it is proper to our business and to the philosophy of our Group, to work together with public authorities, in a perspective of long-term integration in the different countries we are investing in.

So, these commitments which we have taken vis-à-vis the state, have to be situated in this context. They will allow the new Group, created following the merger of SUEZ and Gaz de France, to consolidate its presence in the centre of its market, the Benelux and France, while developing its presence on the European chessboard.”

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